UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 1-10582

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliant Techsystems Inc. 401(k) Plan

Subject to a Collective Bargaining Agreement

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliant Techsystems Inc.
5050 Lincoln Drive
Edina, Minnesota  55436

Required Information

A.	Financial Statements:
Independent Auditors’ Report
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001
Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2002 and 2001
Notes to Financial Statements

B.	Exhibits
	23.	Independent Auditors’ Consent
	99.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
	99.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Signatures

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Alliant Techsystems Inc. 401(k) Plan
Subject to a Collective Bargaining Agreement
(Name of Plan)	ALLIANT TECHSYSTEMS INC.

Date: June 27, 2003	By:	/S/ ERIC S. RANGEN
Eric S. Rangen
Vice President and Chief Financial Officer

ALLIANT TECHSYSTEMS INC. 401(k)
PLAN SUBJECT TO A COLLECTIVE
BARGAINING AGREEMENT

Financial Statements as of and for the
Years Ended December 31, 2002 and 2001
and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

Alliant Techsystems Inc. 401(k) Plan
Subject to a Collective Bargaining Agreement

We have audited the accompanying statements of net assets available for benefits of Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement (the Plan) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/S/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

June 13, 2003

ALLIANT TECHSYSTEMS INC. 401(k) PLAN SUBJECT TO A
COLLECTIVE BARGAINING AGREEMENT

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS:
Participant contribution receivable		$78
Employer contribution receivable	$104,605	146,646
Investments held by Master Trust, at fair value (Notes 1 and 10)	68,351,603	73,860,647

NET ASSETS AVAILABLE FOR BENEFITS	$68,456,208	$74,007,371

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN SUBJECT TO A
COLLECTIVE BARGAINING AGREEMENT

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	$74,007,371	$80,896,507

ADDITIONS:
Employee contributions	3,610,093	3,918,605
Employer contributions	1,030,416	1,088,731
Interest, net	561,199	975,246
Dividends	866,163	1,007,741
Net depreciation in fair value of investments	(5,278,923)	(2,933,395)
Total additions	788,948	4,056,928

TRANSFERS BETWEEN PLANS	566,242	(75,779)

TRANSFER IN FROM ALLIANT TECHSYSTEMS, INC. FERRULMATIC OPERATIONS EMPLOYEE SAVINGS AND PROFIT SHARING PLAN		33,092

DEDUCTIONS:
Distributions to participants	6,889,618	10,890,802
Trustee and administrative fees	16,735	12,575
Total deductions	6,906,353	10,903,377

NET DEDUCTIONS	(5,551,163)	(6,889,136)

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$68,456,208	$74,007,371

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN SUBJECT TO
A COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1.                                       SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement (the Plan) are presented on the accrual basis of accounting.

401(k) Master Trust Agreement - Alliant Techsystems Inc. (the Company) has established a 401(k) Master Trust (the Trust) to serve as the funding medium for the Plan and certain other employee benefit plans of the Company (the Participating Plans).  See Note 2 for a description of the Plan.  The Plan’s equity in the net assets and changes in net assets from operations of the Trust are included in the financial statements.  At December 31, 2002 and 2001, the Plan’s interest in the net assets of the Trust was approximately 7% and 9%, respectively.  Fidelity Trust Management Company is the trustee for the Plan.

Investment Valuation and Income Recognition - Investments are stated at market value, which is generally determined by quoted market prices.  Security transactions (purchases and sales of investments) are recorded on the trade date.  The realized gain or loss on sales of investments is determined based upon the average cost of investments sold.  Dividend income is recorded on the ex-dividend date.  Interest and other income are recorded as earned.  The trustee charges trustee and administrative fees directly against the individual investment balances.  Fees range from 0.1% to 2.2% of the fund balance.

Payment of Benefits – Benefits are recorded when paid.

2.                                       PLAN DESCRIPTION

General Information - The Plan is a defined contribution, voluntary, tax-deferred savings plan designed to provide supplemental retirement benefits to the Company’s employees covered under a collective bargaining agreement subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Alliant Techsystems Inc. Pension and Retirement Committee has management and administrative responsibility for the Plan.  A summary plan description, which summarizes the provisions of the Plan and is provided to all plan participants, is published.

Participation - Each employee of the Company classified as regular full-time or regular part-time who is employed under a collective bargaining agreement which provides for participation in the Plan, except a person employed by an excluded business unit, automatically becomes a participant on the date of hire by the sponsor or transfer into the Plan.

Contributions - The following contributions are made to the Plan:

a.                                       The Company contributes to the Plan an amount on behalf of the participants equal to the percentage of their pay elected by the participants, who designate either pre-tax or after-tax contributions.  The maximum contribution percentage is determined by the Alliant Techsystems Inc. Pension and Retirement Committee in accordance with Internal Revenue Service (IRS) guidelines.  Contributions are also limited to the lesser of $40,000 or 100% of the participant’s pay for a plan year.  The Plan currently offers thirty-three funds as investment options for participants.

b.                                      Participants who have received a distribution from any other plan qualified under Section 401(a) of the Internal Revenue Code (the Code) or from an individual retirement plan under Sections 402 and 408 of the Code may transfer all or a part of such distribution to their accounts in the Plan.

c.                                       The Company contributes a matching contribution depending on the terms of the applicable collective bargaining agreement.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund.  Loan terms range from one to five years, except for the purchase of a primary residence which ranges from one to ten years.  The loans are secured by the balance in the participant’s account.  Interest rates are calculated quarterly and are based on the prime rate plus 1%.  Principal and interest are paid ratably through monthly payroll deductions.

Vesting - All participants are 100% vested in their individual accounts attributable to their contributions and to company contributions at all times.

Transfers Between Plans - Transfers between plans represent movement of participant accounts between the Participating Plans for participants whose union or nonunion status changed during the year.

Distributions - On termination of service, a participant may elect to receive a single lump-sum distribution or monthly, quarterly, or annual installments payable over a period of up to 240 months.  If the participant’s account prior to the time distributions are to begin does not exceed $5,000, the distribution will be made in a single lump sum.

3.                                       INVESTMENT IN EXECUTIVE LIFE INSURANCE COMPANY

Related to the formation of the Plan in 1990, certain GICs totaling approximately $800,000 with the Executive Life Insurance Company (Executive Life) were not transferable and were recorded as a receivable at December 31, 1991.  On April 11, 1991 the State of California insurance commissioner seized Executive Life and placed it in a court-supervised conservatorship.  At December 31, 2001 all expected distributions had been received from the conservator and the remaining receivable, less than 1% of the original contract balance, was written off.

4.                                       MERGERS, TRANSFERS, AND ROLLOVERS

On December 5, 2001, the Alliant Techsystems, Inc. Ferrulmatic Operations Employee Savings and Profit Sharing Plan transferred $33,092 in participant accounts to the Plan subject to a collective bargaining agreement, relating to those participants that are still employed by the Company or an affiliate, or those participants who cannot be located.

5.                                       PARTIES-IN-INTEREST TRANSACTIONS

There were no prohibited parties-in-interest transactions during the years ended December 31, 2002 and 2001.

6.                                       NONPARTICIPANT-DIRECTED INVESTMENTS

Except for members of the Janesville UAW and the PACE Local 8-593 in Magna, UT bargaining units (whose company matches are participant-directed), and Teamsters Local 1145 in Minneapolis, MN (whose members do not receive a matching contribution), the Plan Sponsor contributes 100% of the company match into the Alliant Techsystems Inc. Stock Fund (ATK Stock Fund), an investment option under the Plan.  Effective January 1, 2002, participants age 50 or older are allowed to move up to 25% of their investments in their company stock matching account out of company stock into any other investment options.  Effective October 1, 2002, the percentage was increased to 100% for these participants.  Effective April 1, 2002, the Plan was amended to permit participants who have terminated employment from the Company and all of its affiliates to change investment in their company match accounts from company stock to other investment options available under the Plan.  For active participants that have not reached 50 years of age, the company match that is contributed to the ATK Stock Fund is nonparticipant-directed.  These provisions were amended subsequent to December 31, 2002; see Note 11.

The changes in net assets available for the Plan's portion of the ATK Stock Fund for the years ended December 31, 2002 and 2001 are as follows:

	ATK Stock Fund
	2002	2001

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	$10,118,941	$4,956,348

ADDITIONS:
Employee contributions	267,026	240,815
Employer contributions	970,117	1,045,112
Interest, net	10,901	6,720
Net appreciation in fair value of investments	1,854,657	3,698,089
Total additions	3,102,701	4,990,736

TRANSFERS, net	(257,544)	(12,295)

EXCHANGES, net	439,807	1,131,927

PARTICIPANT LOANS:
Repayments	63,727	29,181
Distributions	(144,588)	(72,469)
Total participant loans	(80,861)	(43,288)

DEDUCTIONS:
Distributions to participants	(654,046)	(898,939)
Trustee and administrative fees	(9,534)	(5,548)
Total deductions	(663,580)	(904,487)

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$12,659,464	$10,118,941

7.                                       FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated December 4, 2002 that the Plan is designed in accordance with Section 401(a) of the Code and, therefore, the related trust is not subject to tax under current tax law.  As a result, no provision for income taxes has been included in the Plan’s financial statements.

Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

8.                                       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA.  In the event of termination, the individual participants’ accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

9.                                       MARKET RISK

The Plan invests in various securities including U.S. government securities, corporate debt instruments, and corporate stocks.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

10.                                 401(k) MASTER TRUST AGREEMENT

The following table presents the fair values of investments for the Trust as of December 31:

	2002	2001

Investments at fair value:
Short-term investment fund	$90,404,610	$54,692,953
Income funds	40,961,483	19,746,782
Growth and income funds	234,091,426	299,315,143
Growth funds	179,904,244	225,311,785
International funds	23,185,469	16,080,352
Alliant Techsystems Inc. Stock Fund	186,361,330	130,250,059
Hercules Inc. Stock Fund	1,486,981	2,792,177
Alcoa Stock Fund	14,862,680	34,416,254
Blended Interest Fund		34,222,840
Managed Income Portfolio II, Class 3	226,390,851
Participant Loan Fund	30,078,400	27,633,687
	$1,027,727,474	$844,462,032

Alliant Techsystems Inc. 401(k) Plan	$959,375,871	$770,601,385
Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement	68,351,603	73,860,647
	$1,027,727,474	$844,462,032

Investment income for the Trust is as follows for the years ended December 31:

	2002	2001

Investment income:
Net appreciation (depreciation) in fair value of investments:
Income funds	$1,028,187	$(30,499)
Growth and income funds	(52,779,003)	(18,541,805)
Growth funds	(53,048,747)	(32,523,174)
International funds	(3,332,640)	(3,536,908)
Alliant Techsystems Inc. Stock Fund	24,273,644	53,747,421
Hercules Inc. Stock Fund	(200,389)	(2,855,417)
Alcoa Stock Fund	(9,311,179)
	(93,370,127)	(3,740,382)
Interest	9,253,164	2,850,226
Dividends	18,929,980	8,253,791
	$(65,186,983)	$7,363,635

Alliant Techsystems Inc. 401(k) Plan	$(61,335,422)	$8,314,043
Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement	(3,851,561)	(950,408)
	$(65,186,983)	$7,363,635

11.                                 PLAN AMENDMENTS SUBSEQUENT TO DECEMBER 31, 2002

Effective January 1, 2003, the Plan was amended to increase pretax deferrals to 50% of compensation for nonhighly compensated employees and 15% for highly compensated employees, limited to total pretax and after-tax contributions of 50% of compensation for nonhighly compensated employees and 25% for highly compensated employees.

Effective February 1, 2003, the Plan was amended to allow participants who are active employees to move 100% of their investments in their company matching account out of company stock and into any other investment options available under the Plan.